JOLLEY MARKETING, INC.

374 East 400 South

Suite 3

Springville, UT  84663

November 7, 2008

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Jolley Marketing, Inc.

Registration Statement on Form S-1

Filed November 5, 2008

File No.  333-155047

Dear Mr. Reynolds:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the S-1 Registration Statement originally filed on November 5, 2008, by Jolley Marketing, Inc.  None of the Company’s securities in the registration statement have been offered or sold.  We are requesting withdrawal because management has determined that the Company would not be able to amend the registration statement without undue effort and expense to reasonably comply with Rule 419 pertaining to the registered offering of “penny stock” securities of a blank check company.

Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.

Very truly yours,

/s/ Steven L. White

Steven L. White, President

cc:  Damon Colbert, Staff Attorney, SEC (Via Fax)